SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification

                                    Filed by

                              ALABAMA POWER COMPANY
                                 (the "Company")

         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

Item 1.      Type of security or securities.

             In connection with the issuance and sale by The Industrial Development Board of the City of Mobile, Alabama (the "Board") of $10,000,000 Variable Rate Demand Revenue Bonds (Alabama Power Company Theodore Plant Project), Series 2001-A (the "Bonds"), the Company is required to make payments to the Board sufficient to pay, when due, the principal of, premium, if any, and interest on the Bonds and the purchase price of the Bonds under the terms of the Installment Sale Agreement dated as of April 1, 2001 between the Board and the Company.

Item 2.      Issue, renewal or guaranty.

             Guaranty.

Item 3.      Principal amount of each security.

             See Item 1 hereinabove.

Item 4.      Rate of interest per annum of each security.

             Initially, the Bonds will bear interest from the date of their original issuance and delivery at a Daily Rate determined by Goldman, Sachs & Co., the Remarketing Agent for the Bonds.


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Item 5.      Date of issue, renewal or guaranty of each security.

             April 19, 2001.

Item 6.      If renewal of security, give date of original issue.

             Not Applicable.

Item 7.      Date of maturity of each security.

             April 1, 2031, subject to prepayment or prior redemption.

Item 8. Name of person to whom each security was issued, renewed or guaranteed.

             The obligation was incurred in favor of the Board.

Item 9.      Collateral given with each security, if any.

             None.

Item 10.     Consideration received for each security.

             $10,000,000 (the "Proceeds").

Item 11.     Application of proceeds of each security.

             The Proceeds have been deposited with the SouthTrust Bank, as trustee (the "Trustee").

             The Proceeds will be held by the Trustee under the Indenture between the Board and the Trustee and will be transferred by the Trustee to the Company to pay certain costs of certain local district heating facilities and sewage and solid waste disposal facilities at the Company's Theodore Cogeneration Plant or to reimburse the Board or the Company for any costs paid or incurred by the Board or the Company before or after the delivery of the Bonds.


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Item 12.     Indicate by a check after the applicable statement below
             whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

                  a.       the provisions contained in the first sentence of
                           Section 6(b)___

                  b.       the provisions contained in the fourth sentence of
                           Section 6(b)___

                  c. the provisions contained in any rule of the Commission other than Rule U-48_X_ -

Item 13.     Not Applicable.

Item 14.     Not Applicable.

Item 15.     If the security or securities are exempt from the provisions of
             Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

             Rule 52.


Date:  April 24, 2001                   ALABAMA POWER COMPANY

                                        By:  /s/Wayne Boston
                                               Wayne Boston
                                            Assistant Secretary